Exhibit 21.1
SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction	Doing Business As

Avantome, Inc.	Delaware	Avantome, Inc.
Illumina Australia Pty. Ltd.	Australia	Illumina Australia Pty. Ltd.
Illumina Cambridge, Ltd.	United Kingdom	Illumina Cambridge, Ltd.
Illumina Canada, Inc.	Canada	Illumina Canada, Inc.
Illumina France SARL	France	Illumina France SARL
Illumina GmbH	Germany	Illumina GmbH
Illumina Hong Kong Limited	Hong Kong	Illumina Hong Kong Limited
Illumina Italy S.r.l.	Italy	Illumina Italy S.r.l.
Illumina K.K.	Japan	Illumina K.K.
Illumina Netherlands B.V.	Netherlands	Illumina Netherlands B.V.
Illumina New Zealand Limited	New Zealand	Illumina New Zealand Limited
Illumina Singapore Pte. Ltd.	Singapore	Illumina Singapore Pte. Ltd
Illumina UK, Ltd.	United Kingdom	Illumina UK, Ltd.
Lynx Therapeutics GmbH	Germany	Lynx Therapeutics GmbH
All listed subsidiaries are wholly-owned, direct or indirect, subsidiaries of Illumina, Inc.